Filed by: New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Flagstar Bancorp, Inc. (Commission File No.: 001-16577)

New York Community Bancorp, Inc. 2Q 2021 Earnings Call Transcript

Wednesday, July 28, 2021

Corporate Participants

John J. Pinto New York Community Bancorp, Inc.—Senior EVP & CFO

Salvatore J. DiMartino New York Community Bancorp, Inc.—Senior MD and Director of IR & Strategic Planning

Thomas Robert Cangemi New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Alessandro P. DiNello Flagstar Bancorp, Inc.—President, CEO & Director

Lee Matthew Smith Flagstar Bancorp, Inc.—Executive VP & President of Mortgage of Flagstar Bank

Conference Call Participants

Andrew Steven Leischner Keefe, Bruyette, & Woods, Inc., Research Division—Research Analyst

Brocker Clinton Vandervliet UBS Investment Bank, Research Division—Executive Director & Senior Banks Analyst of Mid Cap

Christopher William Marinac Janney Montgomery Scott LLC, Research Division—Director of Research and Banks & Thrifts Analyst

David Patrick Rochester Compass Point Research & Trading, LLC, Research Division—MD, Director of Research & Senior Research Analyst

Ebrahim Huseini Poonawala BofA Securities, Research Division—Director

Matthew M. Breese Stephens Inc., Research Division—MD & Analyst

Peter J. Winter Wedbush Securities Inc., Research Division—MD of Equity Research

Stephen M. Moss B. Riley Securities, Inc., Research Division—Analyst

Steven A. Alexopoulos JPMorgan Chase & Co, Research Division—MD and Head of Mid-Cap & Small-Cap Banks

Tu Duong RBC Capital Markets, Research Division—Analyst

Presentation

Salvatore J. DiMartino - New York Community Bancorp, Inc.—Senior MD and Director of IR & Strategic Planning

Good morning, everyone. This is Sal DiMartino, Director of Investor Relations. Thank you for joining the management team of New York Community Bancorp for today’s conference call. Today’s discussion of the company’s second quarter 2021 results will be led by Chairman, President and CEO, Thomas Cangemi.

Before the discussion begins, I’d like to remind you that certain comments made today by the management team of New York Community may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements we may make are subject to the safe harbor rules. Please review the forward-looking disclaimer and safe harbor language in today’s press release and investor presentation for more information about risks and uncertainties which may affect us.

Now I would like to introduce New York Community’s Chairman, President and CEO, Thomas Cangemi.

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Thank you, Sal. Good morning, everyone, and thank you for joining us today to discuss our second quarter 2021 performance. Joining me in our Long Island headquarters are our Chief Operating Officer, Robert Wann; and our Chief Financial Officer, John Pinto. Also joining on the line from Flagstar Bancorp are Sandro DiNello, President and CEO of Flagstar; and Lee Smith, President of Flagstar Mortgage.

As you may have already seen, Flagstar reported strong second quarter results today. We also announced better-than-expected results for the second quarter of the year. This is the second consecutive quarter of better-than-expected quarterly results. I’m very happy with our strong operating performance this quarter, which was highlighted by continued expansion in our net interest margin, lower operating expenses, good loan growth, solid credit quality and, most importantly, a substantial improvement in our earnings per share.

In fact, this is the company’s best quarterly operating performance in over 15 years when we reported diluted EPS of $0.35 back in first quarter 2005. On a non-GAAP basis, excluding mostly merger-related nonrecurring items of $12 million, diluted earnings per share were $0.33, up 57% year-over-year and $0.03 or 10% ahead of consensus estimates, while diluted earnings per share were $0.30 a share, up 43% on a year-over-year basis.

As for the details of the quarter, starting with our net interest margin. Our second quarter margin was 2.5%, up 2 basis points sequentially. Prepayment income was very strong during the second quarter, increasing 35% to $27 million compared to the first quarter of the year and added 20 basis points to the margin, compared to 15 basis points in the previous quarter. Excluding prepayment income and the impact from holding excess liquidity during the quarter, the net interest margin increased 5 basis points to 2.38%, compared to the prior quarter ahead of our expectations. Our pre-provision net revenue was also strong during the current second quarter. Excluding merger-related expenses of $10 million, PPNR totaled $218 million, up a very solid 38% year-over-year.

Another highlight of the quarter was our efficiency ratio, which improved to 37% compared to 40% during the previous quarter. Total operating expenses decreased $3 million or 2% compared to the previous quarter, which was also better than what we anticipated.

Moving on to deposits. Total deposits at June 30, 2021, were $34.2 billion, relatively unchanged on a linked-quarter basis. However, this masks the significant progress we are making on our deposit growth strategy since the beginning of the year. If you look at the average deposits, they’ve increased $2.3 billion or 14% compared to March 31. This was primarily driven by deposits going from our relationship with our technology partnerships, which increased to over $3 billion during the quarter before settling back to $1.1 billion.

Since being named CEO, it has been one of my top initiatives to bring in more core deposits from our multi-family and commercial real estate borrowers. These initiatives are beginning to bear fruit as loan-related deposits at June 30 increased $388 million or 22% annualized to $3.9 billion compared to December 30, 2020, balances. As a result of these initiatives, CDs as a percentage of total deposits have declined to 26% as of the current second quarter compared to 38% in the year ago quarter, while total deposits have increased. We will continue to focus on growing deposits through a variety of strategies, including by further penetrating our existing borrower base as well as expanding into the banking as a service space, through partnerships with fintech companies.

On the lending front, we had a relatively good quarter in terms of loan growth. Total loans held for investments increased $449 million or 4% annualized on a linked quarter basis to $43.6 billion. The multi-family portfolio increased $345 million or 4% annualized compared to the first quarter of the year, despite an elevated level of containments, while the commercial real estate portfolio declined modestly. The specialty finance portfolio continues to grow in its growth trajectory, increasing to $3.4 billion or 7% annualized compared to the previous quarter.

As for our credit quality, our metrics continue to be very strong and rank among the best in the industry. We reported another quarter of net recoveries while NPAs improved slightly. More importantly, 60% or $1.5 billion of the $2.5 billion of deferrals paying interest only have returned to full payment status. We expect to see a notable improvement throughout 2021 as we move closer to the full reopening of the New York City metro region.

Since the beginning of the pandemic, our total COVID-19-related deferrals have declined substantially to $1 billion or 2% of total loans compared to $7.4 billion or 17% of total loans this time last year. All the while, we’re actively working with our borrowers and not incurring any losses. In terms of the local economy, our outlook continues to be a positive one. Our portion of the New York City real estate market, the non-luxury, rent-regulated multi-family market portion, is performing extremely well. Rent collections continue to be at the same level as they were before the pandemic and all borrowers have plenty of liquidity. While we remain vigilant for any size of weakness, we are looking forward to the full reopening of the region in the upcoming months.

Lastly, I’d like to provide a brief update on our planned transaction with Flagstar Bancorp. We are making significant progress on multiple fronts. Integration teams have been formed. We meet weekly, if not daily, on the integration planning process. To date, a number of key decisions have been, including selection of the technology platform and ancillary systems we will use and the products and services we will offer our combined customers.

In addition, in an 8-K we filed subject to the completion of the planned merger, we have named our senior executive leadership team, reporting directly to me and who will support our strategic priorities going forward. All necessary regulatory applications for the merger have been filed. The joint proxy statement was sent to both sets of shareholders last month. The next milestone is both the company’s special meeting of shareholders to be held virtually on August 4, followed by an estimate closing early in the fourth quarter, which is subject to all required regulatory approvals.

Since we announced the merger, I’ve been spending more time with Sandro and his executive management team, and our shared vision of the combined organization is more evident as each day goes by. This, in my opinion, is not a traditional merger. It is an alliance, where we are taking the best of both companies and forming a much stronger, better position organization and creating significant value for everyone. The more time we spend looking at the 2 companies becoming one, the more excited we become about the combination. In addition to compelling financial metrics, including double-digit EPS accretion and immediate tangible book value creation, there are significant deposit growth opportunities, new lending opportunities and a substantial amount of fee income opportunities by cross-selling Flagstar’s retail product set through the NYCB branch network.

This is where the benefits of scale are readily apparent. The combined company will rank at or near the top in a number of key businesses. And given a bigger balance sheet, we will have the opportunity to leverage up in a number of businesses and will increase market share. These businesses include both direct and indirect multi-family lending, mortgage warehouse lending, mortgage banking as well as expanding traditional C&I lending into each of our markets.

With that, we will be happy to answer any questions you may have. As stated earlier in the call, both Sandro and Lee are also here to answer any questions you may have on their results and their business model. We will do our very best to get to all of you within the time remaining. But if you don’t, feel free that to call us either today or during the week. Operator, please open the line for questions. Thank you.

Questions and Answers

Operator

(Operator Instructions)

Our first question comes from Steve Moss with B. Riley Securities.

Stephen M. Moss - B. Riley Securities, Inc., Research Division—Analyst

Maybe just starting here with margin expectations and loan pricing here. Good quarter here in terms of the underlying core. Just kind of color there you could give, Tom, in terms of where you’re seeing pricing going.

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

So obviously, interest rates has changed significantly over the — throughout the second quarter, but the good news for us is that we’re still holding around that significant, we’ll call it, 2.75-ish spread to the 5 years. So we’re seeing anywhere from 3 to 3 1/8 on a traditional product on the multi, in respect to commercial, probably getting 30 to 40 basis points above that. But as far as overall economic returns in the business, as you can see that the prepayments have been relatively strong. And despite the level of prepayments, we still grew the book, so we’re excited about growing the portfolio. We’re still anticipating that mid-single-digit loan growth for the company. And I would say on — and if you think about margin with the fact that we have around that 3% type of yield coming back on to the portfolio and holding our portfolio at a reasonable growth trajectory for the year, our cost of funds are still declining slightly.

So we anticipate further declining across the funds as we move into the second quarter. So I’d say we’re probably looking at between 3 to 5 basis points of margin potential expansion in Q2. So the ongoing continuation of the expansion is occurring. As we set ourselves up for the business combination with Flagstar, which will bring a lot of liquidity. More importantly, a lot of balance sheet opportunity on the wholesale side that we’re going to evaluate. We haven’t been specific as what we’re going to do there. It’s not baked into the merger math, but we have a tremendous opportunity to look at a combined wholesale liability portfolio as we bring in the excess liquidity, and we’ll make a business decision as we get closer to the closing of the transaction. So we’re excited about the ongoing continuing margin expansion, even though we’ve enjoyed a very unique opportunity over the past few quarters that has been almost 1.5 years now of reductions of cost of funds and improvement in the margin. We anticipate that to continue as we focus on the consolidation of the business model into 2023.

Stephen M. Moss - B. Riley Securities, Inc., Research Division—Analyst

Sure. That’s helpful. And then maybe one question for Sandro here. Just — Sandro, just kind of — can you give us an update on your thoughts on the mortgage banking market and kind of where you see things playing out. I do see the guidance on the debt, which is kind of color around that and what your underlying expectations are with the adverse market fee coming out?

Alessandro P. DiNello - Flagstar Bancorp, Inc.—President, CEO & Director

Steve, nice to hear from you. Yes, look, we think that the mortgage business continues to be very strong. The projections by the GSEs and the MBA continue to look for a very, very strong mortgage market. What we’ve been trying to do, as you know, you’ve been following us is build a consistent mortgage revenue stream. And I think we’ve found our way there, and it’s shown not only in what we’ve done this quarter, but also in what we’re guiding to for next quarter. So we feel very good about the consistency of the mortgage revenue. I think what you see today is we hope will be sort of a run rate, if you will, plus or minus 10% over the long term. But let me let Lee be a little bit more specific about that.

Lee Matthew Smith - Flagstar Bancorp, Inc.—Executive VP & President of Mortgage of Flagstar Bank

Yes. Thanks, Sandro. Thanks for the question, Steve. So just giving a little more color to what Sandro said. In terms of volumes are holding up, Steve, so the agencies and the MBA, I’ve got 2021 at a $3.9 trillion market; 2022 at $2.7 trillion; 2023 at $2.4 trillion. And then when you look at the primary spread, it’s been pretty constant over the last several weeks between 1.25 and 1.35, as have the gain on sale margins. Furthermore, given our diversified mortgage model, we’re able to find out pockets of opportunities other originators cannot. And so what I mean by that is we originate in all 6 sales channels. We have a balance sheet, which gives us available for sale, held for investment and MSR flexibility. And we have an RMBS program, which provides execution optionality. We executed on 4 RMBS deals in Q2. And we’re the third biggest issuer of RMBS in the quarter behind JPMorgan, Chase and Goldman Sachs. And we’re planning on 5 deals in Q3.

And as the GSE step away from certain product classes such as nonowner-occupied, we’re able to step in and take advantage, given our balance sheet and RMBS program. The key, as Sandro mentioned, is being consistent, and we want to bring consistency to our mortgage earnings and gain on sale revenues because we have so many different levers we can pull to make that happen. So in the second quarter, I guided to $150 million to $170 million of gain on sale. And in Q3, I’m guiding to $160 million to $180 million.

The relevance of that is if we’re generating north of $150 million gain on sale in the quarter, Flagstar is going to generate over $2 earnings per share for the quarter or $8 annualized. That’s a lot of capital and firepower for Flagstar and, ultimately, the combined company. I want to be able to provide that consistency and reliability from mortgage every quarter. And when the market provides opportunity through interest rate drops, we can generate even more earnings and capital.

And finally, with the bigger balance sheet that we’re going to have at the combined entity, it’s going to give us growth opportunities from a mortgage point of view around the HFI portfolio, holding more MSRs, the RMBS program, bigger balance sheet. We can hold more inventory, expanding new and existing origination channels and supporting the 238 New York Community Bank branches and their customers as well.

Alessandro P. DiNello - Flagstar Bancorp, Inc.—President, CEO & Director

And Lee, relative to the GSEC that was eliminated, Maybe a couple — a quick comment on that.

Lee Matthew Smith - Flagstar Bancorp, Inc.—Executive VP & President of Mortgage of Flagstar Bank

Yes. It’s helpful. And we’ve seen a pickup in our pipeline from a mark-to-market point of view. And from a balance sheet point of view, given that we’re delaying deliveries to (inaudible) one, when that removal goes live. But if you think about it, that 50 bps, it equates to about a 10 bp higher mortgage rate for borrowers. So while its elimination is positive for prospective refi volume, it’s not going to have a material impact. I think what is interesting more recently has been the drop in the tenure to around [125]. And we’ve definitely seen an increase in refi volumes as a result of that. And combined with the FHFA removing their refi fee, it’s helpful. But the removal of the fee in and of itself won’t drive a ton of volume, but it’s certainly given us a bumper pickup of that pipeline.

Operator

Our next question comes from Brock Vandervliet with UBS.

Brocker Clinton Vandervliet - UBS Investment Bank, Research Division—Executive Director & Senior Banks Analyst of Mid Cap

Tom, going back to multi-family, could you talk about the activity levels there? And how much of the activity that you’re seeing is purchased versus refi? And more generally, has the corrective phase within that asset class really shaking out at this point? Or where do we stand there?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Well, obviously, it’s been relatively slow in the past few years. But more importantly, what this focus of the pandemic and coming out of COVID, that’s been a lack of activity, but we’ve done pretty well with our customer base. Refi has always been significant. As you can see from the quarter, we had significant prepayment activity. So we’ve held a lot of those deals. A lot of them did trade — grew the book, so we were very pleased with that. I’d say that we’re looking forward to the second half as being more of a growth year opportunity for us. We still feel confident that we can grow, we’ll call it, the core multi-family at that 5%-type growth rate.

I think what the interesting opportunities to be is when we combine with Flagstar, this is going to be a growth story. And I don’t think anybody really has the anticipation of the capital infusion that will go into the combined entity and we can significantly increase our exposure to a lot of Sandro’s great relationships over that, including warehouse, commercial real estate and on the builder finance. These are positions that are extremely well-managed on their end, and they are capped at a certain levels. But when you put a significant infusion to capital on a combined basis, we’ve done it in Richmond County merged with NYCB. We will cap out at $50 million a customer. Now we have substantial hundreds of millions of dollars of exposure to the best borrowers. I believe that type of growth opportunity will be there for us.

Now we’re not giving projections for next year until we’ve closed this transaction. But there’s no question that the fact that the company is combining, we can increase the best customers with an opportunity to grow with us. At the same time, really go after the deposit opportunity throughout the branch network. So we’re excited about in the second half.

It’s not going to be a double digit on a stand-alone basis, but we think we can make that 5% net loan growth number. And as far as the specialty finance business, it’s doing really well. We have about $2 billion excess sitting at there undrawn because of supply chain issues and people managing their overall capital stack given where capital markets are right now. But ultimately, as business picks up, we think they’ll draw down, and we see that as also potentially high-teen grower as well. So we’re excited about this company combining. We think it’s going to be a growth story as well. That’s going to be, I think, a catalyst for investors.

Brocker Clinton Vandervliet - UBS Investment Bank, Research Division—Executive Director & Senior Banks Analyst of Mid Cap

And just following up on the multi-family, what’s the latest in terms of the threat to 1031 exchanges? Has the discussion moved on at this point?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Yes, that’s an interesting question. But obviously, I had an answer, it’ll be here can understand it. But clearly, there’s no question that is in people’s mind. It’s — I ask my customers all the time. Is it positive? It is what it is. It’s a tax strategy that may or may not go away. But right now, it seems like it’s losing a little bit of momentum. It’s a big issue for commercial real estate. What does that do for us? Ultimately, the assets stay on longer, assuming they take it away. But the jury is out. If it goes away, it’s a pretty big benefit for both the commercial real estate owners. And more importantly, the city does transact. They get significant economic benefit from transactions that work within the New York City marketplace. So I think that we’ll have implications to the budget of New York City. So as we buy into these tax strategies — and right now, it seems like they’re falling, 1031 is always an issue for long-term investors.

But they’ll find other means to look at the value, they’ll take out there the cash out refi, and they’ll may be able to take less cash on refi but they’ll cash out refi, if the values there and ultimately hold the asset a lot longer. They’ll look at situations such as looking at the other tax opportunities that are out there where there are several, not as meaningful as the 1031. There are several such as the opportunities that they’re taking advantage of. And ultimately, they’ll plan their estate accordingly. But no question that a 1031 removal was not going to be a positive for the sentiment of the owners.

Operator

Our next question comes from Dave Rochester with Compass Point.

David Patrick Rochester - Compass Point Research & Trading, LLC, Research Division—MD, Director of Research & Senior Research Analyst

Nice quarter. I was wondering, since it has been a few months since the announcement of the deal, and you mentioned you’ve done some additional work and discovery opportunities to enhance the performance just on a combined basis, can you just frame that more quantitatively, to any extent you can, some of the opportunities you expect on either the loan or deposit growth side on the fee income side? I know you mentioned strong deposit opportunity previously, going after deposits at Flagstar’s warehouse customers, for example. That sounds like a great shot on goal. Can you just quantify maybe how large that pool is you’re seeing there now and what you think the chances are you can capture sort of that?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

We see so many opportunities as we spend time together, as the 2 management teams are really working very hard to get to the finish line here. What’s most important is that, when you look at the announced transaction, none of those attributes are in the deal, right? So we have this double-digit EPS accretive transaction, but tangible value creation, but we’re not forecasting the benefit of a quarter wholesale shift from wholesale to retail deposits. That’s going to be a significant benefit as we decide where we’re going to go with our liability structure.

There will be tremendous opportunity to look at the combined entity. We’re liability-sensitive. They’re asset-sensitive. Combined, we can choose our positioning as the Fed estimate their decisions towards the end of the year as where they’re heading with interest rates. That’s a significant catalyst for us. If you think about the opportunities we discussed on the previous question on the growth opportunity, they had some very strong relationships and are #2 in warehouse in the country. And we believe we can hold that and grow it very nicely as they look at the best customer base that they have and expand into sizable concentration opportunities at very low risk. It’s a very low risk business model when it comes to warehouse, if managed well. And they do a really good job of that. So we’re excited about that opportunity.

All their best customers will be ignited by having a capital infusion. So we’ve done it before, as I indicated, when Whitman County Market NYCB, we significantly increased our is on loan growth. So the loan growth opportunity can be real from the capital infusion on a combined basis. We’re running just south of $90 billion on a pro forma basis. And this is going to have a lot of liquidity regarding the escrow opportunities through the (inaudible) business model. And there’s going to be some opportunity on the deposit spot in the warehouse. They turn away the deposits. They have so much liquidity.

We will accept that. At the same time, they were also looking at a tremendous opportunity on banking as a service. It’s initiative of mine. If you saw my announcement last Friday, we’re reallocating resources to building out our digital platform. And more importantly, Banking-as-a-Service. We had a winner in the first quarter, was our first win. I believe we just got another one last night, actually 2 for the second quarter. This is going to build up to a nice line of business for us as we focused on getting our fair share of the payment space over time and trying to catch up on the technology side. So we’re excited about that.

But collectively, there’s so much opportunity on cross-selling products. I mean on the C&I side, we really don’t do much at all and hold our balances of C&I. We’re going to be in the C&I business. We get a fair share of a local market with our market share. We should do very well on growing other lines of business to the core verticals that we haven’t been in the past. So we’re excited about our full-service commercial opportunity over time. We don’t want to give any guidance right now until we get closer to closing, and we’ll talk about the opportunities. But I think, Dave, over time, investors will look at this as a growth story with a tremendous credit enhancement here. So obviously, both companies have tremendous track record on credit and the businesses that we’re in are very low-risk credit profile.

David Patrick Rochester - Compass Point Research & Trading, LLC, Research Division—MD, Director of Research & Senior Research Analyst

Okay. Appreciate that. Maybe just switching gears, drilling in a little bit more on the warehouse lines this quarter. It looks like the balance held it fairly well just given the industry trends. I was just wondering how do you see that book trending from here just given the mortgage activity forecast out there. I know you talked about the cash window cap could actually help drive some more warehouse volume in the market. Can you just talk about how you see that book trending from here?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Dave, we’re super excited about the business. I’m going to defer to Sandro and Lee on this because, obviously, they run that business currently. We’re going to stand by that and make significant investment. We believe it’s tremendous opportunity, but I’m going to defer to both Lee and Sandro on that.

Alessandro P. DiNello - Flagstar Bancorp, Inc.—President, CEO & Director

Dave, nice to hear from you again. Well, look, from Flagstar’s point of view, we — if we were — as we run the business independently, the way we look at the warehouse businesses, we take as much as we can get in the warehouse. So whatever the market gives us, we’re going to take. And so when the mortgage market is really strong, our balances are going to be higher. When it’s less strong, they’re going to be a little bit lower.

Now in the meantime, given the upcoming combination of our 2 companies, we are looking at every opportunity that we can to expand the lines that we have with existing customers and also to talk to customers who were too big for us previously. So I think we can mitigate some of the natural reduction in balances that we might see in a smaller mortgage market because of the business combination. But really, when you look at the Flagstar balance sheet, you can’t — don’t get too focused on just the warehouse business because what we’ve been able to prove, quarter-after-quarter, is that, if warehouse goes down, something else goes up. And it depends on what the opportunity. And that’s the beauty of the diversified commercial business that we have. And that’s why our net interest income is very consistent over time.

And if you look at that, look at it quarter-over-quarter, you’ll see that we’re going to be $180 million net interest income, plus or minus 5% to 10% every quarter. And if you believe that, that is a run rate for Flagstar, then don’t get focused on any one line of business. Because in any given quarter, builder finance may be lower or higher and warehouse may be lower or higher, but we managed to the total. And then we managed to the net interest margin, and we’ve been able to show a very stable net interest margin throughout all economic scenarios. Whether you’re talking about before the pandemic or in the pandemic or now. Our net interest margin went up 8 basis points this past quarter. So we managed to the total. We don’t worry about what might be weak or strong in any particular area. We look for the opportunities to offset that in other areas.

And then when you add the consistency of the mortgage business that Lee spoke to, if you can get yourself comfortable that the guidance that --or the results that we’ve had recently and the guidance that he’s comfortable giving you that, that’s there. And as he said, the combination of what we’re doing in our commercial banking businesses and the mortgage business, I’m just talking about Flagstar now. You get yourself very comfortable, I think, that $2 a share for this company on a quarterly basis is pretty possible. And when you convert that to the combined company, that’s a contribution of $0.50 a quarter to the total. So that’s $2 a share contribution coming from Flagstar to the NYCB total on a combined basis. That’s what’s powerful here.

And that is before talking about the synergies that you asked about. And it’s hard for us to answer that question right now. But I ask you, don’t focus on what the possibility is. Look, just focus on today, right? If you believe NYCB can make $0.30 a share a quarter, and if you believe Flagstar on a converted basis, based on the exchange ratio, can make $0.50 a share, now you’ve got $0.80 per share per quarter, over $3 a year. I mean, look, the value here — I think the value potential is just outstanding.

David Patrick Rochester - Compass Point Research & Trading, LLC, Research Division—MD, Director of Research & Senior Research Analyst

Yes. I agree. Great. Maybe just one last one on expenses, Tom. Those were better than expected this quarter. What are you thinking about in terms of the trajectory going into the end of the year here?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

We’ve been working hard to even keeping the expense line, obviously, at a very conservative level. We have budgeted approximately $130 million, but came about $129 million — 129-ish. I think it’s going to be relatively flat Q3, $130 million. I’ll give you some guidance for the year, but we have to take the guidance off the table because, hopefully, the deal is closed by the fourth quarter, but 5.25% run rate for 2021 is — we’re doing a little bit better than that. So 130-ish.

Obviously, Q1 versus Q2 is lower, predominantly driven by payroll tax issues. It’s the high quarter of the payroll tax but we’re pleased. We’re very pleased. We’re focused on efficiencies. I think there’s going to be some opportunities as we combine in the longer run when we look at automation and technology. We are focusing on getting ourselves caught up on being able to be more efficient by utilization of the Fiserv conversion from the previous year. We have opportunities as we look at the combined entities. We believe that we clearly achieve our estimated cost savings on the transaction, but we think there’ll be more opportunities. As we look at initiatives on dealing with robotics, artificial intelligence, focusing on the technology initiative that’s going to get ourselves caught up to the industry as we move towards more of a commercial banking model. So we are spending a lot of effort on the tech side, and we believe there’s some great opportunities to even make ourselves more efficient via the tech side.

Operator

Our next question comes from Steven Alexopoulos with JPMorgan.

Steven A. Alexopoulos - JPMorgan Chase & Co, Research Division—MD and Head of Mid-Cap & Small-Cap Banks

Tom, regarding the deposits that came in from the relationship with Fiserv, can you give more color on the nature of those deposits and what drove such a wide fluctuation through the quarter?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

I’m going to defer to (inaudible) he’ll go through some of the programs. But just to be clear, that’s one of many initiatives we’re working on. So we plan on building a banking-as-a-service initiative. I’m going to defer to John to specifically go through the program.

John J. Pinto - New York Community Bancorp, Inc.—Senior EVP & CFO

Yes. With that program, Steve, it’s related to the economic impact stimulus payments, both round 1 and 2 and 3. So there’s a large portion of it that came from the third program. So what happens is when those data cards are sent out to the individual consumers, the individual people, they start using them. As they’re used, the deposit balances start to trend down. So as you can imagine, it ramps up very quickly and then there’s an initial drop over a month or 2, which is what we saw in the second quarter. As Tom mentioned in his opening comments, we peaked over $3 billion. And they’ve now come down to $1.1 billion as of June 30. And then what happens after a couple of months is that decline starts to slow down as people either use part of the card and leave the rest on the shelf for a little while. So that’s what we’ve seen.

We expect it to roll down much more slowly in the second half of the year. So we believe it will be — it’ll have a little duration for us. But as Tom said, this is just the first of hopefully many banking as a service opportunities that we’ll have to bring in deposits from our technology partners.

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Yes, Steve, I will tell you that, as of recently, we send out, we just — we anticipate 2 more to come on this quarter. I believe last night, we also got another anticipated win, and we had a 1 about a week ago. So for the third quarter, we should have 2 more programs coming on board. One fee generated, the other one is deposit generated with zero cost of deposits. We have another large one that’s in the pipeline. We’re crossing other things, but we’re working hard to try to win these deals. And it’s just diversifying who we are as a company, looking at the funding base.

We really want to move away from a dependency in wholesale finance. And ultimately — and going back to my initial comments, we bought – we were close to $400 million from our customers from Jan 1 through June 30. That was from our lenders, going back to our customers and getting our fair share with ours, which is our deposits. So it’s an initiative. It’s a culture now. We’re changing the culture here. We’re doing lending, and you have to have your deposit relationships. So we talked about initially my strategy, the low-lying fruit to be taken from the customer base as ours. We have the technology. We have a strong partnership with Fiserv. The commercial services and banking platform is standardized. People are very comfortable with it, and we’re going to expand upon it. So when we do loans, we want the deposit relationships. It’s not just lending and trying to find the funding. It’s getting the loans and getting the deposits as the combination of the business relationship, we’re proud of that.

So our lending team and our retail strategies, we’re working hard together. The handoff goes from lending to retail, and they closed the deal and putting them on to private banking. And we picked up $400 million. It’s a pretty good start. I didn’t want to give too much excitement on the initiative because it’s just under $4 billion now, but it’s a nice growth trajectory for us. I think we’re going to have further wins. We are looking at lines of credits for our best customers. And part of that lines of credit is that they’re also bringing more deposits. And it’s been working well for our very wealthy — have been doing business with us for multiple decades.

It’s a culture that the Board has clearly accepted, and we’re going to move forward with this, but it’s going to be the way we do business going forward. It’s going to be about changing the culture on the deposit side. We have to fund our balance sheet more like a traditional bank model, and that’s the goal. So over time, we’d like to see some more room on the reduction of the wholesale. I think it’s exciting to look at the combined benefit of Flagstar and NYCB combining. We have lots of optionality as we try to figure out where rates are going. We have lots of liquidity. I mean, at this point in time, Fiserv has liabilities that are funded out to other banks. We’ll take it. We’ll bring it back on to our balance sheet and then look at our wholesale position and, hopefully, reduce our dependency. But over the long term, we wanted to fund like a traditional commercial bank.

Steven A. Alexopoulos - JPMorgan Chase & Co, Research Division—MD and Head of Mid-Cap & Small-Cap Banks

Tom, if we stay with the $4 billion of deposits from loan customers, one, how do you size that potential? And what is it you’re doing to get that kind of growth? Are you just basically bundling the pricing with new loans?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Yes. So very simplistic. At the end of the day, our business is a relatively short portfolio, it’s not long-term finance. So you’re going to get a shot at these customers over and over again, let’s say, average life of 2.5 to 3 years. So as they come back to us, it’s part of our culture. It’s a requirement. Historically, a lot of transactions were waived. We’re not changing our pricing. It’s just getting our share of what’s owed to us, which is the operating accounts, the lease security deposit accounts, working with extending lines of credit that they have other lines of businesses that they — more than want to move their relationship from, let’s say, the money center bank maybe they’re moving from your company from JPMorgan to over to NYCB.

It’s focusing on if you want to bank with us, if you want the money to put out, we want to have relationship, especially if we have the technology to service it. and I think it becomes part of a cultural request. It’s not done nothing new with banking. Just that historically, culturally, it wasn’t a priority of the bank. I’m making that a priority of my leadership. It has to be done. That’s how we’re looking at the business going forward in all businesses.

And once you start ramping up our C&I expectations, in the marketplace, and we expand with the Flagstar people under Reggie Davis, we’re going to be looking at these markets and bringing in deposit relationships from the local community, which we don’t do currently. That’s going to be another catalyst. Now we’re not going to put a growth number on that, but that’s starting at 0. So I’m very excited about that opportunity. I know that we’re going to ramping that up as we get towards the — into next year. And we’re excited about getting people out in the field and getting our fair share of the customer base that’s within in our marketplace. We have huge deposit share when it comes to deposits. But now we need the people in the field to bring in to deposit relationships. So that’s going to be a focus of mine.

Steven A. Alexopoulos - JPMorgan Chase & Co, Research Division—MD and Head of Mid-Cap & Small-Cap Banks

Got you. And just finally, so the prepayment income was obviously very strong in the quarter. Tom, what portion of the loans prepaying are staying with you guys? And given where they’re moved, are you starting to see more now move to take advantage of the government option, they go like a lock-in longer-term funding?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

It’s a great question. Obviously, we had $27 million totaling $5 million from a just about a $600 million portfolio left on the (inaudible). That’s something we don’t control. That’s just a securitized multifamily package, and did get that from time to time. But when it comes to the business, we had a couple of one-offs. I’d say when you take out the large one-offs, we’re still probably around 50%, 60%. I’d like to see higher. I think we should do better. Unfortunately, when the government offering is very attractive financing — I’ll tell you what’s interesting about the combined company. We will be offering an alternative to the government program, which is being able to offer them capital markets activity, where we can swap out their instruments to allow us to be competitive and offer another product to keep the business. And we made this side to package it up and sell it, but we are losing some to the government and some of the larger trades that went through the quarter. It is what it is, that the customer makes a choice. But when we fight for those long-term relationships, we don’t want to lose a large pool of strong relationship, loan portfolios.

But from time to time, they make business decisions on their portfolio. I will tell you that it seems like going into the second half, we’re going to be very focused to ensure that we get a lot of the bread and butter business. We’re mining the portfolio. We’re very focused on looking at some other ways to get these borrowers to the table, if rates were ever to go up some time in the future. This is a short book, so they have to make decisions. But I’ll tell you that the government has been somewhat aggressive as to rate, but we’re going to be overall competitive as we merge with Flagstar and take some of the capital markets activity that we can offset some of these losses that go to the government. I mean, clearly, having a derivative opportunity to embed the same financial structure into the loan book and work with our customers to retain their business is going to be an option for us. So it is what it is. It’s always been — it’s all 800-pound gorilla in the room historically, it’s been the U.S. government, and we’ve done pretty well. We’ve grown the book, and prepays have been strong. It’s been 2 quarters back to back with strong prepay. Usually, Q3 is generally slower in general because of the holidays, but we usually ramp it up in Q4. And it seems that we’re focused on obviously growth. So with the current growth where we are today going in to the end of the year, I still feel confident we can grow the book mid-single digits on a stand-alone basis, not including Fiserv.

Operator

Our next question comes from Christopher Marinac with Janney Montgomery Scott.

Christopher William Marinac - Janney Montgomery Scott LLC, Research Division—Director of Research and Banks & Thrifts Analyst

Tom, I wanted to ask about the share buyback timing. How much time has to pass after the merger closed before you can deploy the additional earnings? And is that something that’s on the near-term horizon?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

I think it’s fair to say it is on the near-term horizon. Obviously, we’re in proxy solicitation right now on both sides. I know that Flagstar had an opportunity to generate significant capital. Those numbers are actually better than expected. On a combined basis, on a very conservative assumption, we anticipate an extra $0.5 billion of additional capital outside of our current run rate that will generate for potential capital alternatives. And I think when the company combines, obviously, we’re in the midst of closing of the transaction, assuming we’re going to — once the transaction closed, we’ll look at all capital markets opportunities, including our current dividend, which is very strong. And we stand by as well as the opportunity to look at from time to time, the buyback opportunities depending on market conditions.

Look, at the end of the day, we want to put this money into growth. We think that there’s a great growth opportunity. I know it sounds interesting because the bank has not been growing at double digits. But collectively, you have a real opportunity to grow this company as a growth story and pay a very strong dividend. And depending on market conditions, we can always move that over to a dividend and the buyback over time, depending on how much capital is generated. As Sandro illustrated, they generate a ton of capital. We’re expecting very conservative assumptions when we put this deal together in excess of $500 million after all fully embedded cost saves go through. So that’s a lot of excess capital that we would have to either grow and/or buy back our stock, depending on market conditions, as well as paying a very strong dividend. That $0.5 billion excess includes us continuing paying our current dividend. So it’s a significant amount of capital generation.

Christopher William Marinac - Janney Montgomery Scott LLC, Research Division—Director of Research and Banks & Thrifts Analyst

Right. So the payout ratio should improve, but the absolute distribution could rise as you...

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Yes, absolutely. So in the best world, we’re going to look at all our alternatives, but we believe there’s growth. And Sandro and I spend a lot of time on opportunities looking at the customer base. We’re modeling that as we speak right now. They have great relationships. They capped out. They will have significant runway when the capital gets infused together and go after their current customer base, and also going into on the warehouse some larger relationships that they were just probably too small to offer any terms we can now offer collectively and offer them more opportunities to build that book of business. So that’s the priority. Growing the business is a priority. Reinvesting back into the company and building a better platform for us is going to be the priority. But subject to market conditions, we will put all options on the table.

Christopher William Marinac - Janney Montgomery Scott LLC, Research Division—Director of Research and Banks & Thrifts Analyst

Great. And last question, Tom, is just on the integration of the systems side. How much will get done by year-end 2021 versus what’s pushed into the first half of ‘22?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Look, this is our largest transaction. The beauty of it is Fiserv, the Fiserv DNA platform, you can’t ask for a better core conversion. This is great. They are our partners. They’re Sandro’s partners where they’re collectively by far, their largest customer with all hands on deck here. We anticipate a lot of work has been done. We will convert the systems. We’re shooting for early in the second half of next year. So assuming we closed the deal early in the fourth quarter, we should be able to have the system converted by midyear next year. In the meantime, a lot of great decisions we’ve made, we talked about my leadership team. We’ve established that. We made that public.

Just to be clear, and I stand by my alliance here, it’s 13 direct reports to me, 6 Flagstar, 7 NYCB.

This is not a traditional merger. This is an alliance. We spend a lot of time culturally integrating the fabric of the 2 franchises. It’s super important that we make this company one. It’s not us and them. It’s combining the strengths of both sides and building a powerful combined entity where the culture integrates. And that’s the culture throughout the organization. My leadership has been set, and my direct reports will set their leadership. And it’s going to be a blended culture. So we’re excited about it. We’ll have dual headquarters. We’ll have unique verticals, and we’re going to build on to it.

And we’re looking for other lines of businesses. We’re not just stopping at what we have today. There are opportunities out there. It doesn’t have to be bank acquisitions. It could be lines of businesses that are out there. There’s been significant consolidation that’s in our marketplace and as well as in Sandro’s marketplace. We should capitalize on that. There’s going to be a lot of fallout within the system that we want to take advantage of. So we’re excited to close this deal. We’re excited to blend the cultures and Sandro’s team is excellent, and we’re excited to partner with them.

Sandro wants to have a couple of comments. I know he’s on the line, but then we’ve been having a very good partnership. And so we’re looking forward to coming together here.

John J. Pinto - New York Community Bancorp, Inc.—Senior EVP & CFO

Well, I think the question was about the integration, and the integration is moving along at a nice pace. Teams are working together really well. And I think that, as Tom said, the Fiserv relationship that we both have is a big plus. So I think that getting the basic system — core system converted won’t be particularly difficult. And then if you think about the Flagstar business and the mortgage side, it’s — nothing needs to convert there. It’s going to stay where it’s at. So we view this as — I don’t want to oversimplify it. Because when you look at it, there’s over 400 different systems that you have to deal with. So it’s an undertaking, but I’m very, very comfortable with the progress that we’re making. And I don’t think there will be any integration issues that will have a negative impact on the business operations as we get to the legal day and then eventually to the full conversion.

Operator

Our next question Peter with Wedbush Securities.

Peter J. Winter - Wedbush Securities Inc., Research Division—MD of Equity Research

Tom, with the new potential lending opportunities with combining with Flagstar, I was just wondering, how are you thinking about office space? And the reason I ask is, I mean the credit portfolio from a credit standard, it’s doing great. But it does seem like some level of work from home is going to be permanent and, in fact, would affect the office value buildings longer term.

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Yes. Great question. That’s going to be interesting to find out how that all pans out in New York City. You know who we are. We’ve lent to some very strong borrowers, so the collateral that we have is low leverage. If you think about the — we talk about criticized assets that, that may lead to the office discussion. We believe we peaked in February as far as assets moving into criticized category. So we’re seeing the ongoing decline as they’re getting their cash flow reevaluated and moving back to a higher rating. That’s very encouraging, along with a substantial drop on loans that we’re paying interest only now are full payment.

So that trend is going to continue. We deal directly with our large customers on the office side. I think we have about maybe $500 million that’s sitting out there that’s in the classified situation. The LTV in that book is around 56%, and was just under 60%. And I think we have some enough room there that there’s enough equity in a position that there’s not going to be a loss to the bank. So we feel comfortable. They have ample liquidity and capacity to pay. And yes, there’s going to be changes in how the employees think about their office space. As far as we’re concerned, we’re going to be very focused on continuing running to our customers, we feel confident in building out their expectations on what their future needs are, and which is in the event that they’re looking at moving out of the city. That’s fine, and they’re going to stay in New York City.

But they’re leasing up and the actual discussions I’ve had with many of my customers are that, at the end of the day, they’re comfortable that they could continue having a very strong cash flow, and we evaluate those cash flows. So I think it’s important to understand that, when you think about our exposure, we’re a low leverage lender. I can’t make a statement for all of the office space in New York City, but for our predominant New York City portfolio, it’s low leverage. And to the best customers with significant backing, so the very strong sponsorship. And I’m not — I don’t envision any losses there.

Peter J. Winter - Wedbush Securities Inc., Research Division—MD of Equity Research

And do you think that’s a portfolio that it would decline over time, just given the changes on the dynamics?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

It could decline a little bit. But I mean, look, commercial is commercial. We’re going to be very active to bank the best customers in our backyard. We’re going to expand that into Sandro’s marketplace. We’re going to think about — remember, we’re going into new markets, and we’re going to be on the ground. So come Florida, we’ll be on the ground in Florida, Lee in the ground in Arizona. We’re going to be — they’re in the ground in Michigan and other markets that they serve. So we have opportunities for future growth. And I think having the right leaders in those lining verticals is going to bring business to the bank, and we’re going to do solid conservative underwriting. That’s who we are culturally. That’s how Sandro’s team is culturally conservative. And we’re going to do conservative lending for the best opportunities.

Peter J. Winter - Wedbush Securities Inc., Research Division—MD of Equity Research

Okay. Then just if I could follow up on the core margin outlook again, I know that was one of the first questions. But can you just clarify again what you’re looking for in the third quarter and some of the drivers to the margin for the third quarter?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

I think the driver is going to be consistent from the previous quarter. We’re about 3 basis points. So I think my guidance was 2 to 5. We came in at up 5 in Q2. And again, that range is reasonable for Q3, let’s say 3 to 5-ish. And ultimately, I think that as we bring on these technology initiatives that have 0 cost of deposits that helps us, but we are setting up in excess liquidity. At the end of the day, we have an opportunity here to continue to drive down the cost. We have some borrowings coming due — not a whole lot of bonds coming due, but some that will be reduced. Next year, we have a significant amount of opportunity ex-Flagstar on the macro hedge that we probably saved about 200 basis points and $2 billion of derivatives that when we combine with Flagstar, it’s not necessary to have in the balance sheet to macro hedge against the fixed portfolio.

They are predominantly asset-sensitive. So we’ll pick up a significant benefit there. It’s about $40 million of pretax earnings coming to the margin. So it seems like we’ll have an ongoing margin expansion throughout going from 2021 into 2022, albeit with the consolidation of the business model. So what’s driving it in the short term, it’s going to be lower cost of funds and holding reasonable yields on the multi-family side.

Operator

Our next question comes from Steven Duong with RBC Capital Markets.

Tu Duong - RBC Capital Markets, Research Division—Analyst

Tom, I think you have about $2 billion swaps rolling off in February. Can you remind us how much of a boost it gives to NII? And should we see that in the second quarter of next year?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

So I would say to you — and I think I just said on the last question, we anticipate — clearly, with combining with Flagstar, the company will be asset-sensitive. So having that derivative on more likely than that it will be removed. So we’ll take that off. It’s probably picking about $40 million of pretax. It’s a 2% benefit, 2%, 200 basis point savings on about $2 billion going into next year. I think it’s cost in February, John?

John J. Pinto - New York Community Bancorp, Inc.—Senior EVP & CFO

February.

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Yes. February of next year. So assuming mid-Q1 2022 that comes off, one of many benefits we’re going to have when we combine the franchise, which is not indicated in our forecast when it comes to the merger math, right? So we’re expecting margin expansion, and we’ll have optionality when we go into the transaction, right? We’re going to have a large wholesale finance book that we can make decisions upon. We have a substantial amount of liquidity coming from the Flagstar company, in respect to their escrow business and opportunities within their client base that we will maximize value on.

And look at the best use of the funding opportunities, and ensure ourselves that could set ourselves very nicely for next year as we combine.

So we’ll have some very good optionality on how we’re going to position our margin, and we’re excited about the opportunity because we always were very dependent on a stand-alone basis going to the home on bank to finance the company. We want to move more towards traditional for a bank.

Tu Duong - RBC Capital Markets, Research Division—Analyst

That’s great to hear. So nice to have another tailwind in the first half of next year coming on. And then maybe, Tom, if you could just — you talked about that banking as a service. Is that mainly just your focus on growing deposits there? Or is there a credit component to it?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

So right now, we haven’t rolled out the credit component yet. That has been the long term. But in the short term, we’re looking at fees and deposits and opportunity. So we had I believe we — last night, we were notified on some very interesting opportunities. These are not huge opportunities, but there is a fee income opportunity, I believe, we won that’s a positive. So we think in Q3, we’ll have 2 more coming on, one depository, one fee benefit. But clearly, utilizing our technology opportunities to go out there and get other revenue/depository benefits. Over time, we’re looking at other initiatives, which we’re not — I’m not going to discuss in this call until we get more closer to finality.

But we think there’s a tremendous opportunity to focus on our digital banking platform, which we’re almost there. We intend to build it out. And when we do build it out, we have some significant plans there and ultimately being able to access the consumer marketplace as well as the underserved banking market. There’s a whole host of opportunities that are out there where that individuals are under banked or underserved. We think, through technology, we can offer products and credit enhancements for the customer that could be something that would be very useful as you build out this platform.

So no question it’s a priority. I called it out as a leadership role to point to the CEO, but it’s important. We have to catch up. We’ve named a Head of Digital. We’re going to be hiring in that particular area. We have some very good initiatives that are in the pipeline. I think if that — all goes well this year, we should have 3 or 4 wins this year, and we’re going to build it out as we look at other alternatives that are very attractive in the digital space. Including, by the way — including evaluating how we’re going to play our financial services opportunity in the blockchain. There’s opportunities there, and we’re spending a lot of time there.

Tu Duong - RBC Capital Markets, Research Division—Analyst

Interesting, interesting. And if I could just squeeze in one more, maybe this is to Sandro. Just on the warehouse business, obviously, it ebbs and flows with the interest rate environment. But when you’re in the business for the long haul, how do you differentiate and grow your market share in that business?

Alessandro P. DiNello - Flagstar Bancorp, Inc.—President, CEO & Director

Well, I’ll give you the same answer regardless of what line of business at Flagstar you asked me about, and it’s about providing the best service in the marketplace. And I think we do that in the warehouse business. We’ve been in that business for 30 years, and so we know what we’re doing. And customers like us. And we don’t always have to be the best price. And so I think that’s why you see — you’ve seen our ability to — once we focus on to grow from a very small line of business, I think when Lee and I got into our positions at Flagstar 8 years ago, that was a $300 million balance in that business.

And we’ve grown our commitments, actually. And we’ve grown that now to over $10 billion. And as Tom noted earlier, #2 in the country behind Chase. So I think that the service model that we provide, the ability to be there no matter what the economic conditions are, when we got into this pandemic, there were a lot of warehouse lenders that were not providing the support that their customers needed, and we were there to pick that up. And that has allowed us to gain relationships with customers that we didn’t have before. And we always keep enough dry powder there to be able to be there when someone is in need of a lender. So it’s all about the service equation, frankly, and it’s proven itself to work, and we’re going to continue to do that. And I think we’re going to continue to be one of the top warehouse lenders in the country.

Lee Matthew Smith - Flagstar Bancorp, Inc.—Executive VP & President of Mortgage of Flagstar Bank

And if I could just add, I mean, obviously, being a big originator, we understand the mortgage business. We buy loans from certain of our warehouse customers. And we also offer ancillary lending services, MSR lending, service and advanced lending that can be helpful to some of the bigger warehouse customers. So we’re a one-stop shop in that regard. And I think that’s all part of the service equation that Sandro just alluded to.

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

People come and go, right? We get people that leave the business, people come into the business. They — but there’s one company, one, that’s been there for 30 years providing warehouse lending in this country, and that’s Flagstar.

Operator

Our next question comes from Ebrahim Poonawala with Bank of America.

Ebrahim Huseini Poonawala - BofA Securities, Research Division—Director

I’m sorry if I missed this, but I just had a few follow-ups. One, I think, Sandro, you talked about just the earnings power of the combined company. When I look at your PPNR, give or take, about $150 million this quarter. We’ve seen a big reset in gain on sales. Do you still see more room to go in terms of a decline in the PPNR power relative to 2Q? If you could just talk to that because that’s been a big source of uncertainty around where Flagstar’s PPNR shakes out as we look forward into ‘22 and beyond.

Alessandro P. DiNello - Flagstar Bancorp, Inc.—President, CEO & Director

Well, if you look at our capital, we’ve leveraged capital, I think, really, really well. And so we’re taking advantage of the capital base that we have in the company, and we maximize the return that we can get from that. Ebrahim, if you look at 2015 through 2020, Flagstar’s total shareholder return was 162%. I think that stacks up pretty well against almost anybody. And the reason for that is, is because we focus on the end number, right?

How do we get to a number that gives the market confidence — give us the market confidence that they can see value creation? And so you got to be able to move left, move right, whatever way you got to go in order to get the bottom line to where you need it to be. And that’s by investing your capital in the smartest way possible where you can get to the growth in the margins and the consistency of earnings. And so I can’t — we have never historically spoken very much about the future other than the next 3 months, and we’ve given guidance in our release about the next 3 months. So I’m not going to go any further than that. But I’d like you to look at history. And if history means anything, I think you can get yourself pretty comfortable with the opportunity for growth in the future.

Ebrahim Huseini Poonawala - BofA Securities, Research Division—Director

Understood. And just a separate question, Tom. You talked about bringing on teams, some of that under the leadership from Reggie Davis. Should we expect any onboarding of hiring commercial lenders prior to the deal close? Or is this going to be more of a 2022 event? And even if so, are you already talking to folks to bring them on early next year?

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Ebrahim, we’re extremely active. What’s interesting about the consolidation — it’s to our advantage. So obviously, been very busy sourcing out the opportunities in our marketplaces. We’re doing a lot on leadership roles right now. Obviously, we’re integrating the company culturally. But there’s a lot to do. We think there’s tremendous opportunity. We talked about lines of businesses that we talked about having individuals out in the field, even gone to the branch managers, having people in — the market managers, getting out there and going after the business that culturally what we never did here at NYCB.

That’s what Flagstar is doing, but we want to do that for the combined company. So Reggie has a very substantial task in front of him. We’re working together very well. We’re excited about people calling us, both — not only just on the retail side and the C&I side, but also on the mortgage side. I think the fact that company getting just south of $90 billion in the mortgage space, I think we’re bigger now. And I think there’s going to be a lot of excitement on Lee Smith’s business that people want to gravitate here.

So talent is knocking, which is always great, and we’re looking at opportunities and we’re standing by these businesses. And we’re excited about the opportunity. We talked about — initially, when we announced the deal, we called it the Picasso. It’s going with the . What are we going to pay here? Starting from 0 is a good start. We have a lot to do on the retail side. And I know Reggie truly believes that our share is strong. We don’t have our share of the loan book, and we’re going to get it. and we’re going to get it with people and processes and being out there and offering our competitive products and work, as Sandro indicated, with loyalty and trust with the clients. And that’s the plan.

I think it’s going to be a very interesting opportunity for this company. We’ll look back a year from now and talk about growth and what we’ve accomplished. But every day, we accomplished something, and it’s going to be focused on building a better company.

Operator

Our next question comes from Matthew Breese with Piper Sandler.

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Did you change firms?

Matthew M. Breese - Stephens Inc., Research Division—MD & Analyst

Yes, I’m at Stephens now.

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Piper Sandler.

Matthew M. Breese - Stephens Inc., Research Division—MD & Analyst

Must be old. Tom, could you give us a sense for how much of the loan portfolio combined will be floating rate and able to reprice with Fed hikes? And I appreciate that with and without floors, if you have it.

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

It’s a great question. I don’t have the specific number in front of me, and John maybe could add some insight. But at the end of the day, [flash] has always been a floating rate franchise. They look at all of their deals and they have it tied to a floating instrument. We’ve been the fixed rate lender, for the beginning of time. We will be — we will have capital markets activity on a combined basis. We’re going to have the tools in our tool shed to utilize for the customer base, and we could put on the derivatives to manage that on an individual basis.

But by culture, it’s a fixed-rate lender combining with an adjustment rate line. So collectively, I think it’s a good balance. Obviously, depending on what line grows faster will really determine the floating rate side of it. But for the most part, I think to be well-balanced. And I’m not going to be specific on — then you can do the quick math. We have a very large multi-family book, which is predominantly fixed rate. We don’t do a lot of floating rate on the multi side because we don’t really offer specific derivative contracts per instrument, but that will change as we combine. And we’ll have that offering for the customer base.

At the same time, we also plan on working with on the capital market side alternatives versus the government alternatives. Because it’s difficult when your customer has to go to the government and you lose that opportunity. And perhaps, we can capitalize on some of our partnerships that we have on the broker side. We have a very strong relationship with Reading Capital. I looked at them as very strong partners. And we’re working with their team on getting opportunities there for the customer base so we can partner together on opportunities. So we’re going to have a blended portfolio with different verticals.

And hopefully, over time, new verticals we offer through our customer base and have more than just the traditional lending products that we have here. Going back to the traditional commercial bank, we are transitioning to commercial banking, and we will look at opportunities. And we’re going to look at conservative opportunities. Culturally, Sandro’s team, our team has historically been tremendous conservative lenders, and we look at that as part of our hallmark of our business. Any business we go in to have conservative attributes on the lending side, for sure.

Matthew M. Breese - Stephens Inc., Research Division—MD & Analyst

Okay. And then maybe turning to the core margin guide plus 3 to 5 basis points. Curious if that’s again adjusted for liquidity like this quarter. And then I was hoping for a bit of a definition for what you’re calling excess liquidity. So there’s $2.1 billion of cash on the balance sheet this quarter. There is $2.7 billion last quarter. But I didn’t see the same adjustment. So I was hoping for a little bit of a definition there.

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

So I’m going to defer to Mr. Pinto. I will tell you that the number I gave is just — we anticipate that the overall margin. It depends on where we put this cash out, we have assess liquidity. I’m hoping for more growth in Q3 and Q4. So obviously, it’s going to be mirrored by the transaction. We anticipate to close this transaction, hopefully, by early fourth quarter, subject to regulatory approval. But clearly, we have a margin that’s continuing to rise. It’s an ongoing track record for now a number of years now, going into the Flagstar transaction with further margin expansion. And we look at ‘22 being another margin expansion irregardless where interest rates are. So John, if you want to expand upon some of the questions on the margin side.

John J. Pinto - New York Community Bancorp, Inc.—Senior EVP & CFO

Yes. Just quickly, it’s really not an ending deposit balance. It’s an average deposit balance thought process, right? So if you look at the first quarter, our average noninterest-bearing deposits is $3.2 billion, and then we went up to $5.5 billion in the second quarter. So that’s the change right there. That’s really from that — from our first technology partner relationship. So that’s the piece that we carved that out when we looked at the margin this quarter. Because as it was our first one, and we didn’t really know the duration of those deposits and we did realize that it would keep very quickly and run down very quickly. And that all happened within the quarter. So when you look at it from a quarter-over-quarter perspective, it’s down a little, but it did peak almost $2 billion higher. So from an average balance perspective, that’s why we carved it out because it really hit during the same quarter.

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

And Matt, we talked about these other initiatives. I believe we have another win that we have coming on that should be a sizable amount of deposit flow, 0 cost of funds, which should be attractive for the bank as an alternative than using the wholesale markets for growth. And we also picked up, we believe we have another fee income opportunity on banking as a service. And we have a very large one that’s out there. If it hits, it’s going to be significant. So we’re very excited about looking at alternative deposit initiatives or funding strategies. We believe that it’s the right direction for the bank.

We believe we have opportunities on the technology by working with partners, not only just with our existing partnerships, but other partners that we’re bringing to the table to bring in deposit opportunities, seeing opportunities and, ultimately, potentially lending opportunities over time with the utilization of technology. So stay tuned. We hope to update the marketplace soon as we get close to getting some things done here, but we’re excited about it.

Matthew M. Breese - Stephens Inc., Research Division—MD & Analyst

Okay. You mentioned expanding your financial services offering to the blockchain. And I was curious, what capabilities are you envisioning adding? Or what markets do you plan on attacking? Just a little bit more on that comment.

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

So I’m going to be very careful to what I said. I will tell you that we’re spending a lot of time understanding where the financial services industry is heading. We’re going to be a diversified company where I believe — and I think Sandro and Lee believes — there’s going to be changes in how the blockchain will benefit banking services. So we are very much actively looking at how that could create value for both of us on the efficiency side as well as business opportunities. So I’m not going to be specific, but I will tell you that it’s here. We’re beyond paying attention to working very hard on looking at how it could benefit us. On a combined basis, we have very large businesses that via the blockchain could to generate significant efficiencies and potential customer opportunities. So I’m not going to be specific, but I will just stay tuned, and we’re excited about where we are today.

Matthew M. Breese - Stephens Inc., Research Division—MD & Analyst

Okay. Last one for me is the tax rate stepped up a little bit this quarter. What is a good run rate going forward? And then if you have it, a combined tax rate would be helpful.

John J. Pinto - New York Community Bancorp, Inc.—Senior EVP & CFO

Yes, we’re still looking through the potential of the combined tax rate. We don’t believe it’s going to move dramatically from where we are. Maybe it will be a slight benefit when we put the 2 together based on state apportionment. If you look at the second quarter, the — there’s 2 reasons why it was higher. Our merger-related expenses are primarily nondeductible, given the type of expenses that they were, and also New York State increased the tax rate from 6.5% to 7.25%. So we did have a onetime hit to revalue our deferred taxes for that tax increase.

On a run rate basis, I would say we’re just under 26% is a good run rate for us on a stand-alone perspective. We’re still doing a lot of work on the combined basis. We don’t expect it to be significantly different than that, though.

Operator

Our next question comes from Andrew Leshner with KBW.

Andrew Steven Leischner - Keefe, Bruyette, & Woods, Inc., Research Division—Research Analyst

Andrew Leshner in for Chris McGratty. So you guys had a very clean quarter in terms of credit, and you’re able to bring deferrals down further. I’m just wondering what your deferral outlook from here look like and what your overall outlook on New York City and any potential problem areas you foresee going forward.

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Great question. Obviously, in our prepared remarks, we talked about the drop in the loans that were subject to interest only. It’s down to about, I believe, $1 billion. That’s $2.5 billion at the beginning of the quarter to $1 billion at the end of the second quarter. You’ll see that continue to drop. There’s going to be — and as we get closer to the end of the CARES Act, which I believe at the end of this year, we believe most of all of our customers will be out of any form of relief. We have zero clients on full deferral, which is great.

And it’s been an ongoing strategy of ours, and we’ve been very good with our customers to work with them, but we’re seeing significant benefits as far as — in particular, Manhattan, reopening of Manhattan has been very favorable within West Borough. That was in the waiting game. So our customers that are exposed to Manhattan, which is about 85% of the loans that were considered classified. I think the most important note of this statement here is that we think we peaked. We think that the classified assets peak in February. We’re seeing the trends at decline. That will also bode well for expenses as these assets start to decline and go back into past rated assets, we also get the benefit of the FDIC expense on that. So that’s going to be another favorable event as we manage our operating costs.

But on the credit side, it’s been a very good story. Sandro talked about his credit portfolio, a very strong story, has 0 loans on deferral as well. So a very strong credit on both sides, but we’re seeing significant momentum on the reopening. I will tell you that Manhattan was the last borough to get there. The other boroughs are doing fine as early as January. But now that we have the vaccine rolled out and the cities reopening and we see more employees have their employees come back to work, you see a lot of the supply and demand issues when it comes to rental.

So very strong. We’ve been meeting a lot of our customers. They’re very pleased. They have some work to do on office and retail, but I think that will follow as the employees and the traffic start to pick up in Manhattan. You’re going to have, hopefully, the theaters open up. Look, the delta it is what it is. I’m not going to make a health care prediction. We’re going to follow CDC guidelines. But I think it’s encouraging to see New York fare well regarding the pandemic. And it’s good to see the city moving in the right direction. And our customers are very pleased, and we’re seeing tremendous asset quality results because of that.

Andrew Steven Leischner - Keefe, Bruyette, & Woods, Inc., Research Division—Research Analyst

Great. And then just one more if I can. Was there any reason why you moved your PPP loans back out of held for sale into the held-for-investment portfolio?

John J. Pinto - New York Community Bancorp, Inc.—Senior EVP & CFO

Just — our PPP loans was down to $95 million. We were very capable with holding those given where the market was and the excess cash we had. We were just very comfortable holding those loans long term, so decided to move them back into held for investment.

Operator

There are no further questions at this time. I’d like to turn the floor back over to management.

Thomas Robert Cangemi - New York Community Bancorp, Inc.—President, CEO & Chairman of the Board

Thank you again for taking the time to join us this morning and for your interest in NYCB and Flagstar. We look forward to chatting with you again at the end of October when we will discuss our performance for the 3 and 9 months ended September 30, 2021, and provide further updates on the planned merger. Thank you.

Operator

This concludes today’s conference. You may disconnect your lines at this time. Thank you for your participating. Have a wonderful day.

Cautionary Statements Regarding Forward-Looking Information

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to NYCB’s and Flagstar’s beliefs, goals, intentions, and expectations regarding revenues, earnings, loan production, asset quality, capital levels, and acquisitions, among other matters; NYCB’s and Flagstar’s estimates of future costs and benefits of the actions each company may take; NYCB’s and Flagstar’s assessments of probable losses on loans; NYCB’s and Flagstar’s assessments of interest rate and other market risks; and NYCB’s and Flagstar’s ability to achieve their respective financial and other strategic goals. Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time.

These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; NYCB and Flagstar do not assume any duty, and do not undertake, to update such forward-looking statements. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of NYCB and Flagstar. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement among NYCB, 615 Corp. and Flagstar; the outcome of any legal proceedings that may be instituted against NYCB or Flagstar; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the ability of NYCB and Flagstar to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of NYCB or Flagstar; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where NYCB and Flagstar do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected timeframes or at all and to successfully integrate Flagstar’s operations and those of NYCB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; NYCB’s and Flagstar’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by NYCB’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of NYCB and Flagstar; and the other factors discussed in the “Risk Factors” section NYCB’s Annual Report on Form 10-K for the year ended December 31, 2020, the “Risk Factors” section in NYCB’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 and in other reports NYCB files with the U.S. Securities and Exchange Commission (the “SEC”), which are available at http://www.sec.gov and in the “SEC Filings” section of NYCB’s website, https://ir.mynycb.com, under the heading “Financial Information,” and in Flagstar’s Annual Report on Form 10-K for the year ended December 31, 2020, the “Risk Factors” section in Flagstar’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 and in Flagstar’s other filings with SEC, which are available at http://www.sec.gov and in the “Documents” section of Flagstar’s website, https://investors.flagstar.com.

Important Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction by NYCB and Flagstar. In connection with the proposed transaction, NYCB has filed with the SEC a registration statement (Registration No. 333-257045) on Form S-4 to register the shares of NYCB’s capital stock to be issued in connection with the proposed transaction. The registration statement includes a prospectus of NYCB and a joint proxy statement of NYCB and Flagstar. The registration statement, as amended, was declared effective by the SEC on June 25, 2021, and the joint proxy statement/prospectus was first mailed to the stockholders of NYCB and shareholders of Flagstar on or about June 28, 2021. INVESTORS AND SECURITY HOLDERS OF NYCB AND FLAGSTAR AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NYCB, FLAGSTAR AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about NYCB and Flagstar, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by NYCB can also be obtained, without charge, by directing a request to Investor Relations, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590 or by telephone (516-683-4420). Copies of documents filed with the SEC by Flagstar can also be obtained, without charge, by directing requests to Investor Relations, Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098 or by telephone (248-312-5741).

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

NYCB, Flagstar, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding NYCB’s directors and executive officers is available in its definitive proxy statement for its 2021 annual stockholders meeting, which was filed with the SEC on April 16, 2021, and certain of its Current Reports on Form 8-K. Information regarding Flagstar’s directors and executive officers is available in its definitive proxy statement for its 2021 annual shareholders meeting, which was filed with the SEC on April 15, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.